CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Floating Rate Senior Notes Due 2013	$2,000,000,000	$232,200.00
Fixed Rate Senior Notes Due 2016	$2,497,525,000	$289,962.66

PROSPECTUS Dated December 23, 2008 PROSPECTUS SUPPLEMENT Dated December 23, 2008	Pricing Supplement No. 773 to Registration Statement No. 333-156423 Dated April 26, 2011 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Floating Rate Senior Notes Due 2013
Fixed Rate Senior Notes Due 2016

We, Morgan Stanley, are offering the notes described below on a global basis.  We may not redeem the Global Medium-Term Notes, Series F, Floating Rate Senior Notes Due 2013 (the “floating rate notes due 2013”) or the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2016 (the “fixed rate notes due 2016” and, together with the floating rate notes due 2013, the “notes”) prior to the maturities thereof.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes.”  In addition, we describe the basic features of the floating rate notes due 2013 in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and we describe the basic features of the fixed rate notes due 2016 in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

Floating Rate Notes Due 2013	Fixed Rate Notes Due 2016
Principal Amount:	$2,000,000,000	Principal Amount:	$2,500,000,000
Maturity Date:	April 29, 2013	Maturity Date:	April 29, 2016
Settlement Date		Settlement Date
(Original Issue Date):	April 29, 2011	(Original Issue Date):	April 29, 2011
Interest Accrual Date:	April 29, 2011	Interest Accrual Date:	April 29, 2011
Issue Price:	100%	Issue Price:	99.901%
Specified Currency:	U.S. dollars	Specified Currency:	U.S. dollars
Redemption Percentage		Redemption Percentage
at Maturity:	100%	at Maturity:	100%
(continued on the next page)		(continued on the next page)

With respect to the floating rate notes due 2013, we describe how interest is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.  With respect to the fixed rate notes due 2016, we describe how interest is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

MITSUBISHI UFJ SECURITIES
ABN AMRO	ALADDIN CAPITAL LLC
ANZ SECURITIES, INC.	BNY MELLON CAPITAL MARKETS, LLC
KEYBANC CAPITAL MARKETS	KBC FINANCIAL PRODUCTS
KKR	LEBENTHAL & CO., LLC
LLOYDS SECURITIES	MORGAN KEEGAN & COMPANY, INC.
SIEBERT CAPITAL MARKETS	NATIXIS BLEICHROEDER INC.
RAMIREZ & CO., INC.	SCOTIA CAPITAL
SUNTRUST ROBINSON HUMPHREY	THE WILLIAMS CAPITAL GROUP, L.P.
UNICREDIT BANK	U.S. BANCORP INVESTMENTS, INC.

Floating Rate Notes Due 2013 (continued)		Fixed Rate Notes Due 2016 (continued)
Base Rate:	LIBOR	Interest Rate:	3.800% per annum (calculated on a 30/360 day count basis)
Spread (Plus or Minus):	Plus 0.98%	Interest Payment Period:	Semi-annual
Index Maturity:	Three months	Interest Payment Dates:	Each April 29 and October 29, commencing on October 29, 2011
Index Currency:	U.S. dollars	Business Day:	New York
Initial Interest Rate:	The Base Rate plus 0.98% (to be determined by the Calculation	Business Day Convention:	Following unadjusted
	Agent on the second London banking day prior to the Original	Minimum Denominations:	$100,000 and integral multiples of $1,000 in excess thereof
	Issue Date)	CUSIP:	61747Y DD4
Interest Payment Period:	Quarterly	ISIN:	US61747YDD40
Interest Payment Dates:	Each January 29, April 29, July 29 and October 29, commencing	Other Provisions:	None
on July 29, 2011
Interest Reset Period:	Quarterly
Interest Reset Dates:	Each Interest Payment Date
Interest Determination Dates:	The second London banking day prior to each Interest Reset Date
Reporting Service:	Reuters (Page LIBOR01)
Business Day:	New York
Calculation Agent:	The Bank of New York Mellon (as successor to JPMorgan Chase
Bank, N.A. (formerly known as JPMorgan Chase Bank))
Minimum Denominations:	$100,000 and integral multiples of $1,000 in excess thereof
CUSIP:	61747Y DC6
ISIN:	US61747YDC66
Other Provisions:	None

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On April 26, 2011, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.85% for the floating rate notes due 2013 and at a net price of 99.551% for the fixed rate notes due 2016, each of which we refer to as the “purchase price” for the respective notes.  The purchase price for the floating rate notes due 2013 equals the stated issue price of 100% less a combined management and underwriting commission of 0.15% of the principal amount of the floating rate notes due 2013 and the purchase price for the fixed rate notes due 2016 equals the stated issue price of 99.901% less a combined management and underwriting commission of 0.35% of the principal amount of the fixed rate notes due 2016.

Name	Principal Amount of Floating Rate Notes Due 2013	Principal Amount of Fixed Rate Notes Due 2016
Morgan Stanley & Co. Incorporated	$1,600,000,000	$2,025,000,000
Mitsubishi UFJ Securities (USA), Inc.	200,000,000	250,000,000
ABN AMRO Bank N.V.	—	25,000,000
Aladdin Capital LLC	20,000,000	—
ANZ Securities, Inc.	—	25,000,000
BNY Mellon Capital Markets, LLC	20,000,000	—
KeyBanc Capital Markets Inc.	—	25,000,000
KBC Financial Products USA Inc.	20,000,000	—
KKR Capital Markets LLC	20,000,000	25,000,000
Lebenthal & Co., LLC	—	25,000,000
Lloyds Securities Inc.	20,000,000	—
Morgan Keegan & Company, Inc.	20,000,000	—
Muriel Siebert & Co., Inc.	20,000,000	—
Natixis Bleichroeder Inc.	—	25,000,000
Samuel A. Ramirez & Company, Inc.	20,000,000	—
Scotia Capital (USA) Inc.	20,000,000	—
SunTrust Robinson Humphrey, Inc.	—	25,000,000
The Williams Capital Group, L.P.	—	25,000,000
UniCredit Bank AG	20,000,000	—
U.S. Bancorp Investments, Inc.	—	25,000,000
Total	$2,000,000,000	$2,500,000,000

Morgan Stanley & Co. Incorporated is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities (USA), Inc. (one of the managers), holds an approximately 22.4% interest in Morgan Stanley (assuming full conversion of our convertible preferred stock that Mitsubishi UFJ Financial Group, Inc. currently owns at the conversion rate agreed to pursuant to a transaction agreement with us dated April 21, 2011 and based on Morgan Stanley’s outstanding shares of common stock as of January 31, 2011).  This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121, Morgan Stanley & Co. Incorporated and Mitsubishi UFJ Securities (USA), Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

ABN AMRO Bank N.V. and UniCredit Bank AG are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

With respect to notes to be offered or sold in the United Kingdom, each manager has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

Each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

Furthermore, each manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley and authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus), and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated March 24, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by Morgan Stanley on March 24, 2011.